Filed by Federated Municipal Securities Fund, Inc.


Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1943

Subject Company:  Federated Municipal Securities Income Trust
                  Commission File No. 811-6165

Please be aware that Federated Vermont Municipal Income Fund ("Federated Vermont Fund") shareholders are being asked to approve the tax-free reorganization of the Federated Vermont Fund into Federated Municipal Securities Fund, Inc. ("Federated Municipal Fund"). Class A Shareholders of the Federated Vermont Fund will receive Class A Shares of the Federated Municipal Fund in the
Reorganization.   Contingent upon shareholder approval, the shareholder meeting is scheduled for August 17, 2007. The reorganization scheduled to occur after the close of business on August 17th

Federated Municipal Securities Fund, Inc.("Federated") (ICA No. 811-02677), filed a proxy statement/prospectus and other relevant documents concerning the planned transitions with the United States Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSITIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSITIONS, AND RELATED MATTERS. Investors can obtain these documents free of charge at the SEC Web site (www.sec.gov). In addition, documents filed with the SEC by Federated are available free of charge at 1-800-341-7400 or FEDERATEDINVESTORS.COM.